Exhibit 99.1

Bitauto Announces Completion of Merger

BEIJING, November 5, 2020 /PRNewswire/ -- Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China’s automotive industry, today announced the completion of the merger with Yiche Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Yiche Holding Limited (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of June 12, 2020 (the “Merger Agreement”), by the Company, Parent and Merger Sub. As a result of the merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on October 23, 2020, each ordinary share of the Company (each a “Share”) issued and outstanding immediately prior to the effective time of the merger (the “Effective Time”) has been cancelled and ceased to exist in exchange for the right to receive US$16 in cash without interest, and each outstanding American depositary share of the Company (each, an "ADS," representing one Share) represents the right to receive US$16 in cash without interest (the "Merger Consideration"), except for (a) certain Shares (including Shares represented by ADSs) owned by affiliates of Tencent Holdings Limited, an affiliate of JD.com, Inc., and Mr. Bin Li, chairman of the board of directors of the Company, which have been cancelled in exchange for newly issued shares of Parent, (b) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company or any of their respective subsidiaries, (c) Shares (including Shares represented by ADSs) held by Citibank, N.A., the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company's options and/or restricted share unit awards, and (d) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which have been cancelled and ceased to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

Each registered shareholder immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration (less an ADS cash distribution fee of US$0.05 per ADS), without interest and net of any applicable withholding taxes, will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after Citibank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of 9:00 a.m. (New York time) on November 5, 2020. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the merger, Duff & Phelps, LLC and Duff & Phelps Securities, LLC are serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”). Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee.

BofA Securities is serving as financial advisor to the investor consortium. Latham & Watkins LLP and Kirkland & Ellis are serving as U.S. legal counsel and Hong Kong legal counsel to the investor consortium, respectively.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's automotive industry. Bitauto's business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the "Act"). These forward-looking statements can be identified by terminology such as "if," "will," "expected" and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company's shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company's expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Philip Lisio

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com